CM



02003847

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



RECEIVED
MAR 0 1 2002

Expires: October 31, 2001
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47254

3/6/02 FV

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 AND ENDING December 31, 2001
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pittsford Capital Markets Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

170 Office Park Way
(No. and Street)

Pittsford	New York	14534
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Palazzo (716) 385-2700 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Insero, Kasperski, Ciaccia & Co., P.C.
(Name – *if individual, state last, first, middle name*)

1235 Midtown Tower	Rochester	New York	14604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2002
P
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/20

OATH OR AFFIRMATION

I, Mark Palazzo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pittsford Capital Markets, Inc., as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Pres.

Title



Notary Public

CONSTANCE Y JANES
Notary Public, State of New York
Qualified in Monroe County
Commission Expires June 26, 2003

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PITTSFORD CAPITAL MARKETS, INC.
(A Wholly-Owned Subsidiary of Pittsford Capital Group, Inc.)
ROCHESTER, NEW YORK

TABLE OF CONTENTS

Independent Auditors' Report	1
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 7
Independent Auditors' Report on the Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission	9
Schedule of Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	10
Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1 with the Corresponding Computation in Part II of the Unaudited Form X-17A-5	11
Report on Internal Control	13 - 14

Insero, Kasperski, Ciaccia & Co., P.C.

Certified Public Accountants
Business and Financial Advisors


Helping Your Business Soar

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Pittsford Capital Markets, Inc.
Rochester, New York

We have audited the accompanying statement of financial condition of Pittsford Capital Markets, Inc. (the Company), a wholly-owned subsidiary of Pittsford Capital Group, Inc. as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pittsford Capital Markets, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Respectfully Submitted,

Insero Kasperski Ciaccia + Co, P.C.

Insero, Kasperski, Ciaccia & Co., P.C.
Certified Public Accountants

Rochester, New York
February 1, 2002

1235 Midtown Tower Rochester, New York 14604 Telephone: 716-454-6996 Fax: 716-454-4024 Web: www.ikccpa.com

An Independently Owned Member of the McGladrey Network
Worldwide Services Through RSM International

PITTSFORD CAPITAL MARKETS, INC.

(A Wholly-Owned Subsidiary of Pittsford Capital Group, Inc.)

ROCHESTER, NEW YORK

BALANCE SHEET
DECEMBER 31, 2001

ASSETS		
Cash and Cash Equivalents	$	160,472
Receivables - Unaffiliated		61,077
Prepaid Expenses		3,948
Due From Related Party		18,401
Total Assets	**$**	**243,898**

LIABILITIES AND STOCKHOLDER'S EQUITY		
Commissions Payable	$	33,618
Deferred Revenue		52,120
Due To Parent		21,035
Accrued Expenses		974
Total Liabilities		107,747
Stockholder's Equity		
Common Stock - $.01 par value, 1,000 shares authorized, 100 shares issued and outstanding		1
Additional Paid-In Capital		14,999
Retained Earnings		121,151
Total Stockholder's Equity		136,151
Total Liabilities and Stockholder's Equity	**$**	**243,898**

See Notes to Financial Statements.

PITTSFORD CAPITAL MARKETS, INC.

(A Wholly-Owned Subsidiary of Pittsford Capital Group, Inc.)

ROCHESTER, NEW YORK

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues:	
Commissions and Other	$ 1,177,617
Private Placement Commissions - Related Party	4,700
Total Revenues	1,182,317
Operating Expenses:	
Commissions, Salaries & Related Taxes	(903,840)
Other Operating Expenses	(315,507)
Total Operating Expenses	(1,219,347)
Loss from Operations	(37,030)
Interest Income	7,034
Loss Before Provision for Income Taxes	(29,996)
Provision for Income Taxes	(325)
Net Loss	**$ (30,321)**
Earnings Per Share of Common Stock	**$ (303.21)**

See Notes to Financial Statements.

PITTSFORD CAPITAL MARKETS, INC.

(A Wholly-Owned Subsidiary of Pittsford Capital Group, Inc.)

ROCHESTER, NEW YORK

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Stockholder's Equity - December 31, 2000	$ 1	$ 14,999	$ 151,472	$ 166,472
Net Loss	-	-	(30,321)	(30,321)
Stockholder's Equity - December 31, 2001	**$ 1**	**$ 14,999**	**$ 121,151**	**$ 136,151**

See Notes to Financial Statements.

PITTSFORD CAPITAL MARKETS, INC.

(A Wholly-Owned Subsidiary of Pittsford Capital Group, Inc.)

ROCHESTER, NEW YORK

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Flow from Operating Activities:		
Net Loss	$	(30,321)
Adjustments to Reconcile Net Loss to		
Net Cash from Operating Activities:		
(Increase) Decrease in Accounts Receivable		(18,995)
(Increase) Decrease in Prepaid Expenses		(598)
Increase (Decrease) in Commissions Payable		8,522
Increase (Decrease) in Deferred Revenue		(28,287)
Increase (Decrease) in Due To Parent		21,086
Increase (Decrease) in Accrued Expenses		(1,113)
Net Cash Used In Operating Activities		(49,706)
Cash Flow from Investing Activities:		
(Increase) Decrease in Due from Related Parties		(18,076)
Net Change in Cash and Cash Equivalents		(67,782)
Cash and Cash Equivalents - Beginning		228,254
Cash and Cash Equivalents - Ending	**$**	**160,472**

Supplemental Disclosure of Cash Flow Information		
Cash Paid During the Year For:		
Interest	**$**	**-**
Income Taxes	**$**	**-**

See Notes to Financial Statements.

PITTSFORD CAPITAL MARKETS, INC.
(A Wholly-Owned Subsidiary of Pittsford Capital Group, Inc.)
ROCHESTER, NEW YORK

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note 1 **Nature of Business and Significant Accounting Policies**

Nature of Business
Pittsford Capital Markets, Inc. (the Company) is a wholly-owned subsidiary of Pittsford Capital Group, Inc., a New York corporation. The Company was registered as a broker-dealer by the National Association of Securities Dealers, Inc. ("NASD") on June 22, 1994 (Firm ID#: 036406).

The Company's primary objective is to provide financial opportunities through mutual funds, annuity contracts, and limited partnership investments for their clients. The Company's administrative support and related expenses are provided by Pittsford Capital Group, Inc. (See Note 3).

The Company is exempt from NASD Rule 15c3-3 under the provisions of 15c3-3(k)(2)(ii).

Basis of Presentation
The Company is a wholly-owned subsidiary of Pittsford Capital Group, Inc. The accompanying financial statements should be read in conjunction with the Company's consolidated financial statements as inter-company transactions are not eliminated in subsidiary-only financial statements.

Cash and Cash Equivalents
Cash and cash equivalents include all highly liquid instruments with original maturities of three months or less.

Concentration of Credit Risk
The Company maintains cash and cash equivalents at financial institutions which periodically may exceed federally insured amounts. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant risk on cash and cash equivalents.

Income Recognition
The Company functions as a sales agent for mutual fund companies and SEC investment advisors. Commissions are recognized as revenue when the transfer of funds is authorized. In addition, the Company also handles the private placement of funds for companies and investors. Commissions are recognized on private placements when the funds can be released from escrow.

Advisory fees are recognized in accordance with the specific terms of the contract and the portion not yet earned is reflected as deferred revenue.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 1 **Nature of Business and Significant Accounting Policies - Continued**

Earnings Per Share
Earnings per share of common stock is computed by dividing net income by the weighted average number of common shares outstanding for the year (100 shares).

Note 2 **Net Capital Requirements**
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $106,913 which was $99,730 in excess of its required net capital of $7,183. The Company's ratio of aggregate indebtedness to net capital was 1.01 to 1 at December 31, 2001.

Note 3 **Related Party Transactions**

Other Operating Expenses
Included in other operating expenses are payments made to its parent company, Pittsford Capital Group, Inc. (PCG). These payments represent the Company's portion of overhead expenses that PCG pays throughout the year for administration and common costs provided to its wholly-owned subsidiary. These amounts totaled $211,750 at December 31, 2001.

Due To Parent
Due to parent consists of amounts due to the Company's parent, Pittsford Capital Group (PCG). This amount is expected to be repaid in 2002.

Due From Related Party
Due from related party consists of amounts due from Pittsford Capital Mortgage Partners, LLC, an affiliate of the Company. The amount is expected to be repaid in 2002.

Because of the nature of the relationship of the parties involved, it is not possible to determine if the transactions would have occurred if the parties had not been related and if so, under what terms.

Note 4 **Income Taxes**
The Company has been approved to file as part of a consolidated group for income tax purposes at the federal and state level. The provision for income taxes was calculated using statutory rates for federal and state purposes. The Company pays its share of income taxes to its parent company.

PITTSFORD CAPITAL MARKETS, INC.
(A Wholly-Owned Subsidiary of Pittsford Capital Group, Inc.)

**SUPPLEMENTARY INFORMATION REQUIRED BY
RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION**

Insero, Kasperski, Ciaccia & Co., P.C.

Certified Public Accountants
Business and Financial Advisors


Helping Your Business Soar

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Stockholder of
Pittsford Capital Markets, Inc.
Rochester, New York

We have audited the accompanying financial statements of Pittsford Capital Markets, Inc., a wholly-owned subsidiary of Pittsford Capital Group, Inc., as of and for the year ended December 31, 2001, and have issued our report thereon dated February 1, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully Submitted,

Insero, Kasperski, Ciaccia & Co., P.C.

Insero, Kasperski, Ciaccia & Co., P.C.
Rochester, New York

Rochester, New York
February 1, 2002

1235 Midtown Tower Rochester, New York 14604 Telephone: 716-454-6996 Fax: 716-454-4024 Web: www.ikccpa.com

PITTSFORD CAPITAL MARKETS, INC.

(A Wholly-Owned Subsidiary of Pittsford Capital Group, Inc.)

ROCHESTER, NEW YORK

SCHEDULE I

SCHEDULE OF COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2001

Computation of net capital:		
Total stockholder's equity, qualified for net capital		$ 136,151
Deductions (non-allowable assets):		
Accounts receivable - non-customers		(18,401)
Accounts receivable - accounts greater than thirty days		-
Accounts receivable - other		(4,618)
Other non-allowable assets		(3,948)
Haircuts on securities:		
Other securities		(2,271)
Net capital		$ 106,913
Minimum net capital required (greater of):		
6-2/3% of aggregate indebtedness of $107,747		$ 7,183
Required minimum net capital in accordance with Rules and Requirements of the National Association of Securities Dealers		$ 5,000
Excess net capital:		
Net capital (per above)		$ 106,913
Minimum net capital required (per above)		7,183
Excess net capital		$ 99,730
Excess net capital at 1,000%:		
($106,913 less 10% of aggregate indebtedness of $107,747)		$ 96,138
Computation of aggregate indebtedness to net capital:		
Aggregate indebtedness	$ 107,747	
Net capital	$ 106,913	100.78%

The ratio of aggregate indebtedness to net capital is 1.01 to 1.00.

PITTSFORD CAPITAL MARKETS, INC.

(A Wholly-Owned Subsidiary of Pittsford Capital Group, Inc.)

ROCHESTER, NEW YORK

RECONCILIATION OF COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3 – 1 WITH THE CORRESPONDING COMPUTATION IN PART II OF THE UNAUDITED FORM X-17A-5
DECEMBER 31, 2001

Line #			Balance as Filed In Unaudited X-17A-5		Balance As Filed Herein		Change
12	Assets	$	231,902	$	243,898	$	11,996
20	Liabilities	$	57,906	$	107,747	$	49,841
23B	Common Stock	$	1	$	1	$	-0-
23C	Additional paid-in-capital	$	14,999	$	14,999	$	-0-
23D	Retained earnings	$	158,996	$	121,151	$	37,845

Explanation of differences:

Line #			
12	Assets increased as a result of the following:		
	Adjustments to accounts receivable	$	10,481
	Other adjustments		1,515
		$	11,996
20	Liabilities increased as a result of the following:		
	Decrease in accruals	$	(20,753)
	Increase in deferred revenues		49,559
	Increase in due to related parties		21,035
		$	49,841

23D The adjustment to retained earnings results from the net effect of the revenue and expense adjustments of $37,845.

Net capital reconciliation:

Net capital pursuant to Rule 15c3-1	$	106,913
Net capital pursuant to X-17A-5		109,986
Difference	$	(3,073)

PITTSFORD CAPITAL MARKETS, INC.

(A Wholly-Owned Subsidiary of Pittsford Capital Group, Inc.)

REPORT ON INTERNAL CONTROL

Insero, Kasperski, Ciaccia & Co., P.C.
Certified Public Accountants
Business and Financial Advisors


Helping Your Business Soar

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholder of
Pittsford Capital Markets, Inc.
Rochester, New York

In planning and performing our audit of the financial statements and supplemental schedule of Pittsford Capital Markets, Inc. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1235 Midtown Tower Rochester, New York 14604 Telephone: 716-454-6996 Fax: 716-454-4024 Web: www.ikccpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully Submitted,

Insero Kasperski Ciaccia & Co P.C.

Insero, Kasperski, Ciaccia & Co., P.C.
Certified Public Accountants

Rochester, New York
February 1, 2002

PITTSFORD CAPITAL MARKETS, INC.
(A Wholly-Owned Subsidiary of
Pittsford Capital Group, Inc.)

FINANCIAL STATEMENTS

DECEMBER 31, 2001